Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Future FinTech Group Inc. (the “Company”, “we”, “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) which consists of common stock, $0.001 par value per share (the “Common Stock”). The following is a summary of our capital stock and certain provisions of our certificate of incorporation and bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Second Amended and Restated Articles of Incorporation, as amended (“Articles of Incorporation”), our Amended and Restated Bylaws (“Bylaws”), and applicable provisions of the Florida Business Corporation Act (the “FCBA”)..

Our authorized capital stock consists of 60,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. Currently, we have no other authorized classes of stock.  In addition, there are warrants to purchase 669,523 shares of our Common Stock outstanding of the Company’s common stock as of May 25, 2020.

DESCRIPTION OF COMMON STOCK

As of May 25, 2020, there were 38,345,415 shares of our Common Stock outstanding, held by approximately 74 stockholders of record.

Our Common Stock is currently traded on The NASDAQ Capital Market under the symbol “FTFT” The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust.

Holders of shares of our Common Stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Except if a greater plurality is required by the express requirements of law or our amended and restated articles of incorporation, the affirmative vote of a majority of the shares of voting stock represented at a meeting of shareholders at which there shall be a quorum present shall be required to authorize all matters to be voted upon by our shareholders. According to our charter documents, holders of our Common Stock do not have preemptive rights and are not entitled to cumulative voting rights.  There are no conversion or redemption rights or sinking funds provided for our shareholders.  Shares of our Common Stock share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion from funds legally available for distribution as dividends.  In the event of our liquidation, dissolution or winding up, the holders of our Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.  All of the outstanding shares of our Common Stock are fully paid and non-assessable.

Anti-Takeover Effects of Certain Provisions of Florida Law

As a Florida corporation, we are also subject to certain provisions of the FCBA that have anti-takeover effects and may inhibit a non-negotiated merger or other business combination. Our Articles of Incorporation and Bylaws also contain other provisions which could have anti-takeover effects. These provisions include, without limitation, the authority of our Board of Directors to issue additional shares of preferred stock and to fix the relative rights and preferences of the preferred stock without the need for any shareholder vote or approval, as discussed above, and advance notice procedures to be complied with by our shareholders in order to make shareholder proposals or nominate directors.

In addition, Florida law provides that the voting rights to be accorded “control shares,” as defined below, of a Florida corporation such as the Company that has (i) 100 or more shareholders, (ii) its principal place of business, its principal office or substantial assets in Florida and (iii) either more than 10% of its shareholders residing in Florida, more than 10% of its shares owned by Florida residents or 1,000 shareholders residing in Florida, must be approved by a majority of each class of voting securities of the corporation, excluding those shares held by interested persons, before the control shares will be granted any voting rights. “Control shares” are defined under Florida law as shares acquired by a person, either directly or indirectly, that when added to all other shares of the issuing corporation owned by that person, would entitle that person to exercise, either directly or indirectly, voting power within any of the following ranges: (i) 20% or more but less than 33% of all voting power of the corporation’s voting securities; (ii) 33% or more but less than a majority of all voting power of the corporation’s voting securities; or (iii) a majority or more of all of the voting power of the corporation’s voting securities. These provisions do not apply to shares acquired under, among other things, an agreement or plan of merger or share exchange effected in compliance with the relevant provisions of Florida law and to which the corporation is a party, or an acquisition of shares previously approved by the board of directors of the corporation.

Florida law also provides that, if any person who, together with such person’s affiliates and associates, beneficially owns 10% or more of any voting stock of a corporation (referred to as an “interested person”), is a party to any merger, consolidation, disposition of all or a substantial part of the assets of the corporation or a subsidiary of the corporation or other business combination requiring shareholder approval under Florida law, such transaction requires approval by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the interested person; provided, that such approval is not required if (i) a majority of the disinterested directors has approved the interested person transaction, (ii) the corporation has not had more than 300 shareholders of record at any time during the three years preceding the date of the transaction’s announcement, (iii) the interested person has been the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least five years preceding the date of the transaction’s announcement, (iv) the interested person is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors, (v) the corporation is an investment company registered under the Investment Company Act of 1940, or (vi) the consideration that holders of the stock of the corporation will receive in the transaction meets certain minimum levels determined by a formula under Florida law.